EXHIBIT 99.1

NewsRelease

TC Energy reports record earnings again in 2020
Increases common share dividend for the twenty-first consecutive year

CALGARY, Alberta – February 18, 2021 – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced net income attributable to common shares for fourth quarter 2020 of $1.1 billion or $1.20 per share compared to net income of $1.1 billion or $1.18 per share for the same period in 2019. For the year ended December 31, 2020, net income attributable to common shares was $4.5 billion or $4.74 per share compared to net income of $4.0 billion or $4.28 per share for 2019. Comparable earnings for fourth quarter 2020 were $1.1 billion or $1.15 per common share compared to $970 million or $1.03 per common share in 2019. For the year ended December 31, 2020, comparable earnings were $3.9 billion or $4.20 per common share compared to $3.9 billion or $4.14 per common share for 2019. TC Energy's Board of Directors also declared a quarterly dividend of $0.87 per common share for the quarter ending March 31, 2021, equivalent to $3.48 per common share on an annualized basis, an increase of 7.4 per cent. This is the twenty-first consecutive year the Board has raised the dividend.
"We are very pleased with the performance of our diversified portfolio of regulated and long-term contracted assets which generated record financial results again in 2020," said François Poirier, TC Energy’s President and Chief Executive Officer. "In the midst of a global pandemic, our people and business remained healthy. Our services were deemed essential given the critical role our infrastructure plays in providing energy to North Americans and our results demonstrate the resiliency of our assets and utility-like business model in these unprecedented times. Comparable earnings per share improved by 1.5 per cent compared to what was a record 2019 while comparable funds generated from operations of $7.4 billion were four per cent higher. The increases reflect the strong performance of our legacy assets and contributions from approximately $5.9 billion of growth projects that entered service in 2020. Based on these strong results, together with the confidence we have in our future outlook, we are pleased to announce a 7.4 per cent increase in our common share dividend for 2021."
Despite the challenges brought about by COVID-19, TC Energy's operating assets have been largely unimpacted. Across our extensive North American operations, flows and utilization levels generally remain in line with historical and seasonal norms, underscoring the importance of our assets to the North American economy. Given the regulated and/or long-term contracted nature of our portfolio, we continue to be largely insulated from volatility associated with volume throughput and commodity prices.
“While we were disappointed with the recent action to revoke the Presidential Permit for the Keystone XL pipeline, we have a large and diversified asset base that continues to perform extremely well and are advancing $20 billion of secured capital projects, together with a substantive portfolio of other similarly high quality opportunities under development,” continued Poirier. “Our footprint is comprised of irreplaceable corridors of critical energy infrastructure that are expected to contribute to the continuous replenishment of our growth portfolio in the years ahead under all energy mix scenarios. Through prudent financial management, our balance sheet continues to exhibit its historical strength allowing us to self-fund our growth program without the issuance of additional common shares.”

Looking forward, safety remains at the forefront of all that we do. In addition, we are committed to sustainably managing our business and reducing or eliminating our environmental impact. As part of our efforts, TC Energy continues to progress the multi-billion dollar Bruce Power life extension program, a source of significant emission-less power in Ontario, and advance other financially, operationally and environmentally attractive initiatives. Additional growth opportunities are expected to arise as the world both consumes more energy and transitions to a less carbon intensive energy mix and we are well positioned to participate in the substantial investment that will be required. With a deep understanding of energy markets, strong stakeholder relationships, significant financial capacity, and extensive technical expertise across a broad range of energy sources including natural gas, crude oil, nuclear, hydro, wind, solar and other emerging technologies, TC Energy expects to continue to grow its portfolio in a manner that fully aligns with the company’s long-established risk preferences, return expectations and organizational capabilities. Success in advancing our secured capital program and other organic growth opportunities emanating from our five operating businesses across North America, is expected to support future dividend growth of five to seven per cent per year.
Highlights
(All financial figures are unaudited and in Canadian dollars unless otherwise noted)
•Fourth quarter 2020 financial results
◦Net income attributable to common shares of $1.1 billion or $1.20 per common share
◦Comparable earnings of $1.1 billion or $1.15 per common share
◦Comparable EBITDA of $2.3 billion
◦Net cash provided by operations of $1.9 billion
◦Comparable funds generated from operations of $2.1 billion
•For the year ended December 31, 2020
◦Net income attributable to common shares of $4.5 billion or $4.74 per common share
◦Comparable earnings of $3.9 billion or $4.20 per common share
◦Comparable EBITDA of $9.4 billion
◦Net cash provided by operations of $7.1 billion
◦Comparable funds generated from operations of $7.4 billion
•Fourth quarter and other recent highlights
◦François Poirier assumed the position of President and Chief Executive Officer and joined the Board of Directors on January 1, 2021
◦TC Energy's Board of Directors approved a 7.4 per cent increase in the quarterly common share dividend to $0.87 per common share for the quarter ending March 31, 2021
◦Placed approximately $3.4 billion of NGTL System and $0.2 billion of Canadian Mainline capacity projects in service during 2020
◦Received Governor in Council (GIC) approval for the NGTL System 2021 Expansion Program which will add incremental capacity of 1.45 Bcf/d
◦Placed approximately US$1.9 billion of U.S. capital projects in service during 2020 including completion of Columbia's Modernization II program and BXP project
◦Approved the US$0.2 billion Wisconsin Access Project on October 28, 2020 to replace, upgrade and modernize certain ANR facilities
◦Continued to advance the Bruce Power Major Component Replacement (MCR) project on time and on budget
◦Announced a definitive agreement and plan of merger on December 15, 2020 to acquire all the outstanding publicly-held common units of TC PipeLines, LP in exchange for TC Energy common shares.

Net income attributable to common shares increased by $16 million or $0.02 per common share to $1.1 billion or $1.20 per share for the three months ended December 31, 2020 compared to the same period last year. For the year ended December 31, 2020, net income attributable to common shares was $4.5 billion or $4.74 per share compared to $4.0 billion or $4.28 per share in 2019, an increase of $0.5 billion or $0.46 per common share. Per share results reflect the dilutive impact of common shares issued under our Dividend Reinvestment and Share Purchase Plan (DRP) in 2019. Net income attributable to common shares includes a number of specific items that we believe are significant but not reflective of our underlying operations in the period. More information on these items which are excluded from comparable earnings can be found in the table entitled "Reconciliation of net income to comparable earnings" later in the news release.
Comparable EBITDA of $2.3 billion increased by $8 million for the three months ended December 31, 2020 compared to the same period in 2019 primarily due to the net effect of the following:
•increased earnings from U.S. Natural Gas Pipelines mainly attributable to lower operating costs
•higher comparable EBITDA from Canadian Natural Gas Pipelines due to the impact of increased rate-base earnings, flow-through depreciation from additional facilities placed in service as well as higher financial charges on the NGTL System along with Coastal GasLink development fee revenue recognized in 2020, partially offset by a decrease in flow-through income taxes on the NGTL System and Canadian Mainline
•lower contribution from Liquids Pipelines primarily attributable to reduced margins from our liquids marketing activities
•decreased contribution from Power and Storage primarily due to the net impact of lower Bruce Power earnings in 2020 reflecting the commencement of the Unit 6 MCR program on January 17, 2020, partially offset by fewer outage days on the remaining units, the sale of our Ontario natural gas-fired power plants on April 29, 2020, and improved results from our Alberta cogeneration plants
•foreign exchange impact of a weaker U.S. dollar on the Canadian dollar equivalent earnings from our U.S. dollar-denominated operations.
Due to the flow-through treatment of certain expenses including income taxes, financial charges and depreciation on our Canadian rate-regulated pipelines, changes in these items impact our comparable EBITDA despite having no significant effect on net income.
Comparable earnings of $1.1 billion or $1.15 per common share increased by $110 million or $0.12 per common share for the three months ended December 31, 2020 compared to the same period in 2019 and was primarily the net effect of:
•changes in comparable EBITDA described above
•a decrease in income tax expense mainly attributable to lower flow-through income taxes on Canadian rate-regulated pipelines and higher foreign tax rate differentials
•a decrease in interest expense primarily due to higher capitalized interest related to Keystone XL, partially offset by the completion of Napanee construction and the application of equity accounting to our Coastal GasLink investment. The reduction in interest expense was also a result of lower interest rates on short-term borrowings and the foreign exchange impact of a weaker U.S. dollar on translation of U.S. dollar-denominated interest
•higher Interest income and other primarily related to derivatives used to manage our net exposure to foreign exchange rate fluctuations on U.S. dollar-denominated income
•lower Allowance for Funds Used During Construction (AFUDC) primarily due to NGTL System expansion projects placed in service and the suspension of recording AFUDC on the Tula project, partially offset by Columbia Gas growth projects
•higher depreciation in Canadian Natural Gas Pipelines reflecting new assets placed in service as discussed above.
Comparable earnings per share reflected the dilutive impact of common shares issued under our DRP in 2019.

Comparable EBITDA of $9.4 billion in 2020 decreased by $15 million compared to 2019 primarily due to the net result of the following:
•decreased earnings from Liquids Pipelines as a result of lower uncontracted volumes on the Keystone Pipeline System, reduced contributions from liquids marketing activities and the July 2019 sale of an 85 per cent equity interest in Northern Courier
•lower Power and Storage results mainly attributable to decreased Bruce Power results in 2020 primarily due to the net impact of lower overall plant generation with the commencement of the Unit 6 MCR program on January 17, 2020, partially offset by fewer outage days on the remaining units and a higher realized power price. As well, reduced earnings in Canadian Power in 2020 were largely as a result of the sale of our Ontario natural gas-fired power plants on April 29, 2020 and the May 2019 sale of our Coolidge generating station
•higher comparable EBITDA from Canadian Natural Gas Pipelines primarily due to the impact of increased rate-base earnings and flow-through depreciation from additional facilities placed in service as well as higher flow-through financial charges on the NGTL System, along with Coastal GasLink development fee revenue recognized in 2020, partially offset by lower flow-through income taxes on the NGTL System and the Canadian Mainline
•increased contribution from Mexico Natural Gas Pipelines mainly due to higher earnings from our investment in the Sur de Texas pipeline following its September 2019 in-service. This includes revenues of US$55 million recognized in first quarter 2020 related to fees associated with our successful construction of Sur de Texas
•incremental earnings in U.S. Natural Gas Pipelines from Columbia Gas and Columbia Gulf growth projects placed in service and from ANR due to the sale of natural gas from certain gas storage facilities, partially offset by decreased earnings as a result of the sale of certain Columbia Midstream assets in August 2019
•foreign exchange impact of a stronger U.S. dollar on the Canadian dollar equivalent earnings from our U.S. dollar-denominated operations.
Due to the flow-through treatment of certain expenses, including income taxes and depreciation on our Canadian rate-regulated pipelines, the accelerated tax depreciation changes in 2019 and increased depreciation expense impacts our comparable EBITDA despite having no significant effect on net income.
Comparable earnings of $3.9 billion or $4.20 per common share in 2020 were $94 million or $0.06 per common share higher than in 2019, and were primarily the net result of:
•changes in comparable EBITDA described above
•a decrease in income tax expense mainly due to lower flow-through income taxes on Canadian rate-regulated pipelines and the impact of higher foreign tax rate differentials
•lower interest expense as a result of higher capitalized interest largely related to Keystone XL, net of the impact of Napanee completing construction in first quarter 2020, and lower interest rates on reduced levels of short-term borrowings. These were partially offset by the effect of long-term debt issuances, net of maturities, as well as the foreign exchange impact from a stronger U.S. dollar on the translation of U.S. dollar-denominated interest
•a decrease in AFUDC predominantly due to NGTL System expansions placed in service and the suspension of recording AFUDC on the Tula project resulting from continued construction delays, partially offset by further construction of the Villa de Reyes pipeline
•higher depreciation largely in Canadian Natural Gas Pipelines and U.S. Natural Gas Pipelines reflecting new assets placed in service. In Canadian Natural Gas Pipelines, however, it is fully recovered in tolls on a flow-through basis as discussed in comparable EBITDA above, and therefore has no significant impact on comparable earnings.
Comparable earnings per share were impacted by the dilutive impact of common shares issued under our DRP in 2019.

Notable recent developments include:
Canadian Natural Gas Pipelines:
•NGTL System: In 2020, the NGTL System placed approximately $3.4 billion of capacity projects in service.
On February 19, 2020, the Canada Energy Regulator issued a report recommending that the GIC approve the 2021 NGTL System Expansion Program, which the GIC approved on October 19, 2020. The NGTL System subsequently progressed construction activities in accordance with the regulatory requirements resulting in compressor station field work beginning in December 2020 and pipeline construction activities in January 2021.
Once facilities are placed in service, the 2021 NGTL System Expansion Program is expected to provide 1.59 PJ/d (1.45 Bcf/d) of incremental system capacity underpinned by long-term receipt and delivery contracts, connecting incremental supply to growing intra-basin and export markets. In-service is expected to commence in late 2021 with remaining program components completed by April 2022.
•Canadian Mainline: During 2020, Canadian Mainline placed approximately $0.2 billion of capacity projects in service.
•Coastal GasLink: Due to COVID-19, on December 29, 2020, the British Columbia Provincial Health Officer issued an order restricting the number of workers on site for industrial projects in the Northern Health Authority region of British Columbia. Industrial projects must submit restart plans to the Provincial Health Officer detailing steps to resume site work. Coastal GasLink is working with the provincial health authorities to safely resume construction activities in accordance with the objectives and timelines defined in the order.
The project is also working with LNG Canada on establishing a revised project plan for Coastal GasLink. We expect that project costs will increase significantly and the schedule will be delayed compared to the previously disclosed estimate due to scope increases, permit delays and the impacts from COVID-19, including the provincial health order, although Coastal GasLink will continue to mitigate these impacts to the extent possible. These incremental costs will be included in the final pipeline tolls, subject to certain conditions. We do not anticipate our future equity contributions will increase significantly following the conclusion of this process.
U.S. Natural Gas Pipelines:
•Wisconsin Access: On October 28, 2020, we approved the Wisconsin Access Project that will replace, upgrade and modernize certain facilities while reducing emissions along portions of the ANR pipeline system. The enhanced facilities will improve reliability of the ANR pipeline system and also allow for additional contracted transportation services of approximately 77 TJ/d (72 MMcf/d) to be provided to utilities serving the Midwestern U.S. under long-term contracts. The anticipated in-service date of the combined project is in the second half of 2022 with an estimated cost of US$0.2 billion.
•BXP: The US$0.2 billion BXP project, a Columbia Gas project representing an upsizing of existing pipeline replacement, in conjunction with our modernization program, was partially placed into service in October 2020 with full in-service commencing on January 1, 2021.
•Columbia Gas Section 4 Rate Case: Columbia Gas filed a Section 4 Rate Case with FERC on July 31, 2020 requesting an increase to Columbia Gas' maximum transportation rates effective February 1, 2021, subject to refund. The rate case is progressing as expected as we continue to pursue a collaborative process to find a mutually beneficial outcome with our customers through settlement negotiations.

Mexico Natural Gas Pipelines:
•Villa de Reyes: Villa de Reyes project construction is ongoing. Phased in-service has been delayed due to COVID-19 contingency measures which have impeded our ability to obtain work authorizations as a result of administrative closures. Subject to the timely re-opening of government agencies, we expect to complete construction of Villa de Reyes in 2021.
•Guadalajara: A project to allow bidirectional flows was completed in December 2020 and the TSA with the CFE was renegotiated. The bidirectional flow allows access to either LNG imports from the Manzanillo terminus or access to continental natural gas at the Guadalajara terminus for delivery to regional markets.
Liquids Pipelines:
•Keystone XL: On January 20, 2021, U.S. President Biden revoked the existing Presidential Permit for the Keystone XL pipeline. As a result, we suspended the advancement of the Keystone XL pipeline project and ceased capitalizing costs, including interest during construction, and also ceased accruing a return on the Government of Alberta interests as of that date, while we assess our options along with our partner, the Government of Alberta, and other stakeholders. We expect to record a substantive, predominantly non-cash, after-tax charge to our earnings in first quarter 2021, which will be excluded from comparable earnings.
Accounting implications in first quarter 2021 and beyond will depend on the assessment and consideration of options as noted above, including the impacts that this had on contractual arrangements. As a result, the magnitude of the impairment charge and related recoveries cannot be quantified at this time. The determination of the amount of the pre-tax impairment of the Keystone XL assets will consider the then-carrying value of the project and any associated projects, outstanding contractual commitments, the estimated net recoverable value of tangible plant and equipment and specified contractual recoveries, which cannot be reasonably estimated until the options have been assessed and next steps have been determined. The viability of certain projects currently associated with the Keystone XL pipeline is also being reviewed.
Power and Storage:
•Bruce Power – Life Extension: The Unit 6 MCR outage commenced on January 17, 2020 and is expected to be completed in late 2023. On October 1, 2020, the Unit 6 MCR project achieved a major milestone with the completion of the preparation phase and commencement of the Fuel Channel and Feeder Replacement Program and as of December 31, 2020 the Unit 6 MCR project remains on schedule and on budget. Operations on the remaining units continue as normal with scheduled outages successfully completed on Units 3, 4 and 5 in second quarter 2020 and on Unit 8 in fourth quarter 2020.
•TransCanada Turbines Ltd. (TC Turbines): On November 13, 2020, we acquired the remaining 50 per cent ownership interest in TC Turbines for cash consideration of US$67 million. TC Turbines provides industrial gas turbine maintenance, parts, repair and overhaul services. Following the acquisition, we began to fully consolidate TC Turbines within our financial results.

Corporate:
•Retirement and appointment of our President and CEO: On September 21, 2020, we announced the retirement of Russ Girling as President and CEO of TC Energy and from our Board of Directors effective December 31, 2020. François Poirier, previously Chief Operating Officer and President, Power & Storage, succeeded Mr. Girling as President and CEO and joined our Board of Directors on January 1, 2021. Mr. Girling will assist Mr. Poirier with the transition through February 28, 2021.
•Common share dividend: Our Board of Directors declared a quarterly dividend of $0.87 per common share for the quarter ending March 31, 2021. The quarterly amount is equivalent to $3.48 per common share on an annualized basis, an increase of 7.4 per cent.
•Acquisition of common units of TC PipeLines, LP: On December 15, 2020, we announced that we have entered into a definitive agreement and plan of merger to acquire all the outstanding common units of TC PipeLines, LP not beneficially owned by TC Energy or our affiliates in exchange for TC Energy common shares. Pursuant to the agreement, TC PipeLines, LP common unitholders will receive 0.70 common shares of TC Energy for each issued and outstanding publicly-held TC PipeLines, LP common unit. The exchange ratio reflects a value for all publicly-held common units of TC PipeLines, LP of approximately US$1.69 billion, or 38 million TC Energy common shares based on the closing price of TC Energy's common shares on the New York Stock Exchange on January 19, 2021. A vote on the plan of merger by the unitholders of the publicly-held common units is scheduled for February 26, 2021. The transaction is expected to close in late first quarter 2021 subject to approval by the holders of a majority of outstanding common units of TC PipeLines, LP and customary regulatory approvals. Upon closing, TC PipeLines, LP will be wholly owned by TC Energy and will cease to be a publicly-held master limited partnership.
Teleconference and Webcast:
We will hold a teleconference and webcast on Thursday, February 18, 2021 to discuss our fourth quarter and year-end 2020 financial results. François Poirier, President and Chief Executive Officer, Don Marchand, Executive Vice-President, Strategy & Corporate Development and Chief Financial Officer, and other members of the executive leadership team will discuss TC Energy's financial results and Company developments at 2 p.m. MST / 4 p.m. EST.
Members of the investment community and other interested parties are invited to participate by calling 1.855.327.6838. No pass code is required. Please dial in 15 minutes prior to the start of the call. A live webcast of the teleconference will be available on TC Energy's website at www.TCEnergy.com/events or via the following URL: http://www.gowebcasting.com/11058.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EST) on February 25, 2021. Please call 1.855.669.9658 and enter pass code 5971.
The audited annual consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available on our website at www.TCEnergy.com and will be filed today under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.
About TC Energy
We are a vital part of everyday life – delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens – we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our 7,500 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy's common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at www.TCEnergy.com.
Forward-Looking Information
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.
Non-GAAP Measures
This news release contains references to non-GAAP measures, including comparable earnings, comparable earnings per common share, comparable EBITDA and comparable funds generated from operations, that do not have any standardized meaning as prescribed by U.S. GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Annual consolidated financial statements and MD&A. For more information on non-GAAP measures, refer to TC Energy's Annual Report to Shareholders dated February 17, 2021.

Media Inquiries:
Jaimie Harding / Hejdi Carlsen
403.920.7859 or 800.608.7859

Investor & Analyst Inquiries:
David Moneta / Hunter Mau
403.920.7911 or 800.361.6522

Fourth quarter 2020
Financial highlights

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2020	2019	2020	2019

Income
Revenues	3,297	3,263	12,999	13,255
Net income attributable to common shares	1,124	1,108	4,457	3,976
per common share – basic	$1.20	$1.18	$4.74	$4.28
Comparable EBITDA[1]	2,323	2,315	9,351	9,366
Comparable earnings[1]	1,080	970	3,945	3,851
per common share[1]	$1.15	$1.03	$4.20	$4.14

Cash flows
Net cash provided by operations	1,939	1,826	7,058	7,082
Comparable funds generated from operations[1]	2,079	1,825	7,385	7,117
Capital spending[2]	2,231	2,355	8,900	8,784
Proceeds from sales of assets, net of transaction costs	—	—	3,407	2,398

Dividends declared
Per common share	$0.81	$0.75	$3.24	$3.00
Basic common shares outstanding (millions)
– weighted average for the period	940	937	940	929
– issued and outstanding at end of period	940	938	940	938
1Comparable EBITDA, comparable earnings, comparable earnings per common share and comparable funds generated from operations are all non-GAAP measures.
2Includes capacity capital expenditures, maintenance capital expenditures, capital projects in development and contributions to equity investments.

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FORWARD-LOOKING INFORMATION
We disclose forward-looking information to help the reader understand management’s assessment of our future plans and financial outlook, and our future prospects overall.
Statements that are forward-looking are based on certain assumptions and on what we know and expect today and generally include words like anticipate, expect, believe, may, will, should, estimate or other similar words.
Forward-looking statements in this news release include information about the following, among other things:
•our financial and operational performance, including the performance of our subsidiaries
•expectations about strategies and goals for growth and expansion
•expected cash flows and future financing options available, including portfolio management
•expected dividend growth
•expected access to and cost of capital
•expected costs and schedules for planned projects, including projects under construction and in development
•expected capital expenditures, contractual obligations, commitments and contingent liabilities
•expected regulatory processes and outcomes
•expected outcomes with respect to legal proceedings, including arbitration and insurance claims
•the expected impairment charge for Keystone XL in first quarter 2021
•the expected impact of future tax and accounting changes
•expected industry, market and economic conditions
•the expected impact of COVID-19.
Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different because of assumptions, risks or uncertainties related to our business or events that happen after the date of this news release.
Our forward-looking information is based on the following key assumptions, and subject to the following risks and uncertainties:
Assumptions
•regulatory decisions and outcomes
•planned and unplanned outages and the use of our pipeline, power and storage assets
•integrity and reliability of our assets
•anticipated construction costs, schedules and completion dates
•access to capital markets, including portfolio management
•expected industry, market and economic conditions
•inflation rates and commodity prices
•interest, tax and foreign exchange rates
•nature and scope of hedging
•expected impact of COVID-19.
Risks and uncertainties
•our ability to successfully implement our strategic priorities and whether they will yield the expected benefits
•our ability to implement a capital allocation strategy aligned with maximizing shareholder value
•the operating performance of our pipeline, power and storage assets
•amount of capacity sold and rates achieved in our pipeline businesses
•the amount of capacity payments and revenues from our power generation assets due to plant availability
•production levels within supply basins
•construction and completion of capital projects
•cost and availability of labour, equipment and materials

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•the availability and market prices of commodities
•access to capital markets on competitive terms
•interest, tax and foreign exchange rates
•performance and credit risk of our counterparties
•regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims
•our ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment and COVID-19
•our ability to realize the value of tangible assets and contractual recoveries from impaired assets, including Keystone XL
•competition in the businesses in which we operate
•unexpected or unusual weather
•acts of civil disobedience
•cyber security and technological developments
•economic conditions in North America as well as globally
•global health crises, such as pandemics and epidemics, including COVID-19 and the unexpected impacts related thereto.
You can read more about these factors and others in reports we have filed with Canadian securities regulators and the SEC, including the Management's discussion and analysis (MD&A) in our 2020 Annual Report.
As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking statements due to new information or future events, unless we are required to by law.
FOR MORE INFORMATION
You can find more information about TC Energy in our Annual Information Form and other disclosure documents, which are available on SEDAR (www.sedar.com).
NON-GAAP MEASURES
This news release references the following non-GAAP measures:
•comparable EBITDA
•comparable EBIT
•comparable earnings
•comparable earnings per common share
•funds generated from operations
•comparable funds generated from operations.
These measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities.
Comparable measures
We calculate comparable measures by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. Except as otherwise described herein, these comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable.

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Our decision not to adjust for a specific item is subjective and made after careful consideration. Specific items may include:
•gains or losses on sales of assets or assets held for sale
•income tax refunds, adjustments to enacted tax rates and valuation allowances
•certain fair value adjustments relating to risk management activities
•legal, contractual and bankruptcy settlements
•impairment of goodwill, investments and other assets
•acquisition and integration costs
•restructuring costs.
We exclude the unrealized gains and losses from changes in the fair value of derivatives used to reduce our exposure to certain financial and commodity price risks. These derivatives generally provide effective economic hedges but do not meet the criteria for hedge accounting. As a result, the changes in fair value are recorded in net income. As these amounts do not accurately reflect the gains and losses that will be realized at settlement, we do not consider them reflective of our underlying operations. We also exclude the unrealized foreign exchange gains and losses on the Loan receivable from affiliate as well as the corresponding proportionate share of Sur de Texas foreign exchange gains and losses, as these amounts do not accurately reflect the gains and losses that will be realized at settlement. These amounts offset within each reporting period, resulting in no impact on net income.
The following table identifies our non-GAAP measures against their most directly comparable GAAP measures.

Comparable measure	GAAP measure

comparable EBITDA	segmented earnings
comparable EBIT	segmented earnings
comparable earnings	net income attributable to common shares
comparable earnings per common share	net income per common share
comparable funds generated from operations	net cash provided by operations
Comparable EBITDA and comparable EBIT
Comparable EBITDA (comparable earnings before interest, taxes, depreciation and amortization) represents segmented earnings adjusted for certain specific items, excluding non-cash charges for depreciation and amortization. We use comparable EBITDA as a measure of our earnings from ongoing operations as it is a useful indicator of our performance and is also presented on a consolidated basis. Comparable EBIT (comparable earnings before interest and taxes) represents segmented earnings adjusted for specific items and is an effective tool for evaluating trends in each segment. Refer to each business segment section for a reconciliation to segmented earnings.

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Comparable earnings and comparable earnings per common share
Comparable earnings represents earnings or losses attributable to common shareholders on a consolidated basis, adjusted for specific items. Comparable earnings is comprised of segmented earnings, Interest expense, AFUDC, Interest income and other, Income tax expense, Non-controlling interests and Preferred share dividends, adjusted for specific items. Refer to the Consolidated results section for reconciliations to Net income attributable to common shares and Net income per common share.
Funds generated from operations and comparable funds generated from operations
Funds generated from operations reflects net cash provided by operations before changes in operating working capital. We believe it is a useful measure of our consolidated operating cash flows because it excludes fluctuations from working capital balances, which do not necessarily reflect underlying operations in the same period, and is used to provide a consistent measure of the cash generating performance of our assets. Comparable funds generated from operations is adjusted for the cash impact of specific items noted above. Refer to the Cash provided by operating activities section for a reconciliation to Net cash provided by operations.

TC ENERGY [6
FOURTH QUARTER 2020
Consolidated results – fourth quarter 2020

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2020	2019	2020	2019

Canadian Natural Gas Pipelines	350	321	1,657	1,115
U.S. Natural Gas Pipelines	730	666	2,837	2,747
Mexico Natural Gas Pipelines	137	136	669	490
Liquids Pipelines	300	355	1,359	1,848
Power and Storage	43	102	181	455
Corporate	(150)	(69)	70	(70)
Total segmented earnings	1,410	1,511	6,773	6,585
Interest expense	(530)	(586)	(2,228)	(2,333)
Allowance for funds used during construction	95	117	349	475
Interest income and other	373	210	213	460
Income before income taxes	1,348	1,252	5,107	5,187
Income tax expense	(116)	(27)	(194)	(754)
Net income	1,232	1,225	4,913	4,433
Net income attributable to non-controlling interests	(69)	(76)	(297)	(293)
Net income attributable to controlling interests	1,163	1,149	4,616	4,140
Preferred share dividends	(39)	(41)	(159)	(164)
Net income attributable to common shares	1,124	1,108	4,457	3,976
Net income per common share – basic	$1.20	$1.18	$4.74	$4.28
Net income attributable to common shares increased by $16 million or $0.02 per common share for the three months ended December 31, 2020 compared to the same period in 2019. Net income per common share reflects the dilutive impact of common shares issued under our Dividend Reinvestment and Share Purchase Plan (DRP) in 2019.
Fourth quarter 2020 results included:
•an income tax valuation allowance release of $18 million related to certain prior years' U.S. tax losses resulting from our reassessment of deferred tax assets that are more likely than not to be realized
•an additional $18 million income tax recovery related to state income taxes on the sale of certain Columbia Midstream assets in 2019
•an incremental after-tax loss of $81 million for the three months ended December 31, 2020 related to the sale of our Ontario natural gas-fired power plants on April 29, 2020.

TC ENERGY [7
FOURTH QUARTER 2020
Fourth quarter 2019 results included:
•an income tax valuation allowance release of $195 million related to certain prior years' U.S. tax losses resulting from our reassessment of deferred tax assets that are more likely than not to be realized
•an additional $19 million income tax expense related to state income taxes on the sale of certain Columbia Midstream assets
•an incremental after-tax loss of $61 million related to the Ontario natural gas-fired power plant assets held for sale.
Net income in all periods included unrealized gains and losses from changes in risk management activities which we exclude, along with the above noted items, to arrive at comparable earnings. A reconciliation of net income attributable to common shares to comparable earnings is shown in the following table.
RECONCILIATION OF NET INCOME TO COMPARABLE EARNINGS

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2020	2019	2020	2019

Net income attributable to common shares	1,124	1,108	4,457	3,976
Specific items (net of tax):
Loss on sale of Ontario natural gas-fired power plants	81	61	283	194
Loss on sale of Columbia Midstream assets	(18)	19	(18)	152
Income tax valuation allowance releases	(18)	(195)	(299)	(195)
Gain on partial sale of Coastal GasLink LP	—	—	(402)	—
Gain on partial sale of Northern Courier	—	—	—	(115)
Gain on sale of Coolidge generating station	—	—	—	(54)
Alberta corporate income tax rate reduction	—	—	—	(32)
U.S. Northeast power marketing contracts	—	—	—	6
Risk management activities[1]	(89)	(23)	(76)	(81)
Comparable earnings	1,080	970	3,945	3,851
Net income per common share	$1.20	$1.18	$4.74	$4.28
Specific items (net of tax):
Loss on sale of Ontario natural gas-fired power plants	0.08	0.07	0.30	0.21
Loss on sale of Columbia Midstream assets	(0.02)	0.02	(0.02)	0.16
Income tax valuation allowance releases	(0.02)	(0.21)	(0.32)	(0.21)
Gain on partial sale of Coastal GasLink LP	—	—	(0.43)	—
Gain on partial sale of Northern Courier	—	—	—	(0.12)
Gain on sale of Coolidge generating station	—	—	—	(0.06)
Alberta corporate income tax rate reduction	—	—	—	(0.03)
U.S. Northeast power marketing contracts	—	—	—	0.01
Risk management activities	(0.09)	(0.03)	(0.07)	(0.10)
Comparable earnings per common share	$1.15	$1.03	$4.20	$4.14

TC ENERGY [8
FOURTH QUARTER 2020

1	Risk management activities	three months ended December 31		year ended December 31
	(millions of $)	2020	2019	2020	2019

	Liquids marketing	(25)	(36)	(9)	(72)
	Canadian Power	(1)	1	(2)	—
	U.S. Power	—	—	—	(52)
	Natural Gas Storage	(5)	(3)	(13)	(11)
	Foreign exchange	150	69	126	245
	Income tax attributable to risk management activities	(30)	(8)	(26)	(29)
	Total unrealized gains from risk management activities	89	23	76	81
COMPARABLE EBITDA TO COMPARABLE EARNINGS
Comparable EBITDA represents segmented earnings adjusted for the specific items described above and excludes non-cash charges for depreciation and amortization.

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2020	2019	2020	2019

Comparable EBITDA
Canadian Natural Gas Pipelines	682	618	2,566	2,274
U.S. Natural Gas Pipelines	919	855	3,638	3,480
Mexico Natural Gas Pipelines	166	165	786	605
Liquids Pipelines	408	472	1,700	2,192
Power and Storage	161	210	677	832
Corporate	(13)	(5)	(16)	(17)
Comparable EBITDA	2,323	2,315	9,351	9,366
Depreciation and amortization	(652)	(625)	(2,590)	(2,464)
Interest expense	(530)	(586)	(2,228)	(2,333)
Allowance for funds used during construction	95	117	349	475
Interest income and other included in comparable earnings	86	77	173	162
Income tax expense included in comparable earnings	(134)	(211)	(654)	(898)
Net income attributable to non-controlling interests	(69)	(76)	(297)	(293)
Preferred share dividends	(39)	(41)	(159)	(164)
Comparable earnings	1,080	970	3,945	3,851
Comparable earnings per common share	$1.15	$1.03	$4.20	$4.14

TC ENERGY [9
FOURTH QUARTER 2020
Comparable EBITDA – 2020 versus 2019
Comparable EBITDA increased by $8 million for the three months ended December 31, 2020 compared to the same period in 2019 primarily due to the net effect of the following:
•increased earnings from U.S. Natural Gas Pipelines mainly attributable to lower operating costs
•higher comparable EBITDA from Canadian Natural Gas Pipelines due to the impact of increased rate-base earnings, flow-through depreciation from additional facilities placed in service as well as higher financial charges on the NGTL System plus Coastal GasLink development fee revenue recognized in 2020, partially offset by a decrease in flow-through income taxes on the NGTL System and Canadian Mainline
•lower contribution from Liquids Pipelines primarily attributable to reduced margins from our liquids marketing activities
•decreased contribution from Power and Storage primarily due to the net impact of lower Bruce Power earnings in 2020 reflecting the commencement of the Unit 6 Major Component Replacement (MCR) program on January 17, 2020, partially offset by fewer outage days on the remaining units, the sale of our Ontario natural gas-fired power plants on April 29, 2020, and improved results from our Alberta cogeneration plants
•foreign exchange impact of a weaker U.S. dollar on the Canadian dollar equivalent earnings from our U.S. dollar-denominated operations.
Due to the flow-through treatment of certain expenses including income taxes, financial charges and depreciation on our Canadian rate-regulated pipelines, changes in these items impact our comparable EBITDA despite having no significant effect on net income.
Comparable earnings – 2020 versus 2019
Comparable earnings increased by $110 million or $0.12 per common share for the three months ended December 31, 2020 compared to the same period in 2019 and was primarily the net effect of:
•changes in comparable EBITDA described above
•a decrease in income tax expense mainly attributable to lower flow-through income taxes on Canadian rate-regulated pipelines and higher foreign tax rate differentials
•a decrease in interest expense primarily due to higher capitalized interest related to Keystone XL, partially offset by the completion of Napanee construction in first quarter 2020 and the application of equity accounting to our Coastal GasLink Pipeline Limited Partnership (Coastal GasLink LP) investment upon the sale of a 65 per cent interest in the project in May 2020. The reduction in interest expense was also a result of lower interest rates on short-term borrowings and the foreign exchange impact of a weaker U.S. dollar on translation of U.S. dollar-denominated interest
•higher Interest income and other primarily related to derivatives used to manage our net exposure to foreign exchange rate fluctuations on U.S. dollar denominated income
•lower AFUDC primarily due to NGTL System expansion projects placed in service and the suspension of recording AFUDC on the Tula project, partially offset by Columbia Gas growth projects
•higher depreciation in Canadian Natural Gas Pipelines reflecting new assets placed in service as discussed above, partially offset by lower depreciation in Power and Storage mainly due to a 2019 reassessment of the useful life of certain components at our Alberta cogeneration plants.
Comparable earnings per share reflected the dilutive impact of common shares issued under our DRP in 2019.

TC ENERGY [10
FOURTH QUARTER 2020
Capital program
We are developing quality projects under our capital program. These long-life infrastructure assets are supported by long-term commercial arrangements with creditworthy counterparties and/or regulated business models and are expected to generate significant growth in earnings and cash flows.
Our capital program consists of $20 billion of secured projects which include commercially supported, committed projects that are either under construction or are in or preparing to commence the permitting stage. An additional $8 billion of projects under development are commercially supported (except where noted) but have greater uncertainty with respect to timing and estimated project costs and are subject to certain key approvals.
Three years of maintenance capital expenditures for our businesses are included in the secured projects table. Maintenance capital expenditures on our regulated Canadian and U.S. natural gas pipelines are added to rate base on which we have the opportunity to earn a return and recover these expenditures through current or future tolls, which is similar to our capacity capital projects on these pipelines. Tolling arrangements in our liquids pipelines business provide for the recovery of maintenance capital expenditures.
We placed approximately $5.9 billion of capacity capital projects in service in 2020, mainly comprised of NGTL System expansions. In addition, approximately $1.8 billion of maintenance capital expenditures were incurred.
All projects are subject to cost and timing adjustments due to weather, market conditions, route refinement, permitting conditions, scheduling and timing of regulatory permits, among other factors as well as the additional restrictions and uncertainty presented by the ongoing impact of COVID-19. Amounts included in the following tables exclude capitalized interest and AFUDC.

TC ENERGY [11
FOURTH QUARTER 2020
Secured projects

	Expected in-service date	Estimated project cost[1]	Carrying value at December 31, 2020
(billions of $)

Canadian Natural Gas Pipelines
Canadian Mainline	2021-2024	0.2	0.1
NGTL System[2]	2021	1.4	0.9
	2022	3.1	0.1
	2023	1.7	0.1
	2024+	0.5	—
Coastal GasLink[3]	2023	0.2	0.2
Regulated maintenance capital expenditures	2021-2023	2.0	—
U.S. Natural Gas Pipelines
Other capacity capital	2021-2023	US 2.3	US 0.7
Regulated maintenance capital expenditures	2021-2023	US 2.0	—
Mexico Natural Gas Pipelines
Villa de Reyes	2021	US 0.9	US 0.8
Tula[4]	—	US 0.8	US 0.6
Liquids Pipelines
Keystone XL5	—	—	US 2.0
Other capacity capital	2022	US 0.1	—
Recoverable maintenance capital expenditures	2021-2023	0.1	—
Power and Storage
Bruce Power – life extension[6]	2021-2024	2.6	1.2
Other
Non-recoverable maintenance capital expenditures[7]	2021-2023	0.6	—
		18.5	6.7
Foreign exchange impact on secured projects[8]		1.7	1.1
Total secured projects (Cdn$)		20.2	7.8
1Amounts reflect 100 per cent of costs related to wholly-owned assets and assets held through TC PipeLines, LP, as well as cash contributions to our joint venture investments.
2Estimated project costs for 2022 and 2023 include $0.5 billion for the Foothills pipeline system related to the 2023 West Path Expansion Program.
3On May 22, 2020, we sold a 65 per cent equity interest in Coastal GasLink LP and began to account for our remaining 35 per cent investment using equity accounting. As a result, the estimated project cost and carrying value represent our share of partner equity contributions to the project, with the expected in-service date and estimated project cost reflecting the last project update. Refer to the Canadian Natural Gas Pipelines - Significant events section in the MD&A of our 2020 Annual Report for additional information regarding the ongoing review of project cost and schedule.
4Construction of the central segment of the Tula project has been delayed due to a lack of progress to successfully complete Indigenous consultation by the Secretary of Energy. Project completion is expected approximately two years after the consultation process is successfully concluded. The East Section of the Tula pipeline is available for interruptible transportation services.
5Advancement of the Keystone XL project has been suspended pending assessment of the implications and options available to us following the January 20, 2021 revocation of the Presidential Permit and an asset impairment is expected to be recorded in first quarter 2021. The Keystone XL project carrying value reflects the amount remaining after the 2015 impairment charge, along with additional amounts expended and capitalized since January 2018. A portion of the carrying value has been funded by Government of Alberta contributions or is subject to recovery from shippers under contract. Refer to the Liquids Pipelines - Significant events section in the MD&A of our 2020 Annual Report for further information.
6Reflects our expected share of cash contributions for the Unit 6 MCR program costs, expected to be in service in 2023, and amounts to be invested under the Asset Management program through 2024.
7Includes non-recoverable maintenance capital expenditures from all segments and is primarily comprised of our proportionate share of maintenance capital expenditures for Bruce Power and other Power and Storage assets.
8Reflects U.S./Canada foreign exchange rate of 1.28 at December 31, 2020.

TC ENERGY [12
FOURTH QUARTER 2020
Projects under development
The costs provided in the table below reflect the most recent estimates for each project as filed with the various regulatory authorities or otherwise determined by management.

	Estimated project cost[1]	Carrying value at December 31, 2020
(billions of $)

U.S. Natural Gas Pipelines
Other capacity capital[2]	US 0.3	—
Liquids Pipelines
Heartland and TC Terminals[3,4]	0.9	0.1
Grand Rapids Phase 2[3]	0.7	—
Keystone Hardisty Terminal[3,4]	0.3	0.1
Power and Storage
Bruce Power – life extension[5]	5.9	0.2
	8.1	0.4
Foreign exchange impact on projects under development[6]	0.1	—
Total projects under development (Cdn$)	8.2	0.4
1Amounts reflect our proportionate share of joint venture costs where applicable and 100 per cent of costs related to wholly-owned assets and assets held through TC PipeLines, LP.
2Includes projects subject to a positive customer FID.
3Regulatory approvals have been obtained and additional commercial support is being pursued.
4Management is currently reviewing the viability of these projects following the January 20, 2021 revocation of the Presidential Permit for the Keystone XL pipeline.
5Reflects our proportionate share of MCR program costs for Units 3, 4, 5, 7 and 8, and the remaining Asset Management program costs beyond 2024.
6Reflects U.S./Canada foreign exchange rate of 1.28 at December 31, 2020.

TC ENERGY [13
FOURTH QUARTER 2020
Canadian Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the most directly comparable GAAP measure).

	three months ended December 31		year ended December 31
(millions of $)	2020	2019	2020	2019

NGTL System	406	339	1,509	1,210
Canadian Mainline	234	248	911	952
Other Canadian pipelines[1]	42	31	146	112
Comparable EBITDA	682	618	2,566	2,274
Depreciation and amortization	(332)	(297)	(1,273)	(1,159)
Comparable EBIT	350	321	1,293	1,115
Specific item:
Gain on partial sale of Coastal GasLink LP	—	—	364	—
Segmented earnings	350	321	1,657	1,115
1Includes results from Foothills, Ventures LP, Great Lakes Canada and our investment in TQM, Coastal GasLink development fee revenue as well as general and administrative and business development costs related to our Canadian Natural Gas Pipelines.
Canadian Natural Gas Pipelines segmented earnings increased by $29 million for the three months ended December 31, 2020 compared to the same period in 2019.
Net income and comparable EBITDA for our rate-regulated Canadian natural gas pipelines are primarily affected by our approved ROE, our investment base, the level of deemed common equity and incentive earnings. Changes in depreciation, financial charges and income taxes also impact comparable EBITDA but do not have a significant impact on net income as they are almost entirely recovered in revenues on a flow-through basis.
NET INCOME AND AVERAGE INVESTMENT BASE

	three months ended December 31		year ended December 31
(millions of $)	2020	2019	2020	2019

Net Income
NGTL System	146	129	565	484
Canadian Mainline	42	44	160	173
Average investment base
NGTL System			14,070	11,959
Canadian Mainline			3,673	3,690

TC ENERGY [14
FOURTH QUARTER 2020
Net income for the NGTL System increased by $17 million for the three months ended December 31, 2020 compared to the same period in 2019 mainly due to a higher average investment base resulting from continued system expansions. On August 17, 2020, the CER approved the NGTL System's 2020-2024 Revenue Requirement Settlement Application. This settlement, which is effective from January 1, 2020 to December 31, 2024, includes an ROE of 10.1 per cent on 40 per cent deemed equity, provides the NGTL System the opportunity to increase depreciation rates if tolls fall below pre-determined levels and includes an incentive mechanism for certain operating costs where variances from projected amounts are shared between the NGTL System and its customers. It also includes a mechanism to review the settlement should tolls exceed a pre-determined level, without affecting the equity return. The NGTL System’s 2019 results reflected the 2018-2019 Revenue Requirement Settlement that expired on December 31, 2019 which included an ROE of 10.1 per cent on 40 per cent deemed common equity, a mechanism for sharing variances above and below a fixed annual OM&A amount and flow-through treatment of all other costs.
Net income for the Canadian Mainline decreased by $2 million for the three months ended December 31, 2020 compared to the same period in 2019.
COMPARABLE EBITDA
Comparable EBITDA for Canadian Natural Gas Pipelines increased by $64 million for the three months ended December 31, 2020 compared to the same period in 2019 due to the net effect of:
•increased rate-base earnings and flow-through depreciation on the NGTL System due to additional facilities placed in service as well as higher flow-through financial charges
•Coastal GasLink development fee revenue recognized in 2020
•lower flow-through income taxes on the NGTL System and the Canadian Mainline.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization increased by $35 million for the three months ended December 31, 2020 compared to the same period in 2019 mainly due to additional NGTL System facilities placed in service in 2020.

TC ENERGY [15
FOURTH QUARTER 2020
U.S. Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the most directly comparable GAAP measure).

	three months ended December 31		year ended December 31
(millions of US$, unless otherwise noted)	2020	2019	2020	2019

Columbia Gas	337	316	1,305	1,222
ANR	131	119	512	492
TC PipeLines, LP1,2	31	31	119	119
Columbia Gulf	52	33	195	164
Great Lakes[3]	26	24	91	86
Other U.S. pipelines[1,4]	31	27	117	172
Non-controlling interests[5]	98	98	375	368
Comparable EBITDA	706	648	2,714	2,623
Depreciation and amortization	(145)	(143)	(597)	(568)
Comparable EBIT	561	505	2,117	2,055
Foreign exchange impact	169	161	720	671
Comparable EBIT (Cdn$)	730	666	2,837	2,726
Specific item:
Pre-tax gain on sale of Columbia Midstream assets	—	—	—	21
Segmented earnings (Cdn$)	730	666	2,837	2,747
1Reflects our share of earnings from TC PipeLines, LP’s ownership interests in eight natural gas pipelines as well as general and administrative costs related to TC PipeLines, LP.
2For the three months and year ended December 31, 2020, our ownership interest in TC PipeLines, LP was 25.5 per cent which is unchanged from the same periods in 2019.
3Reflects our 53.55 per cent direct interest in Great Lakes. The remaining 46.45 per cent is held by TC PipeLines, LP.
4Reflects earnings from our effective ownership in Crossroads, Millennium and Hardy Storage, and certain Columbia Midstream assets until sold in August 2019, as well as general and administrative and business development costs related to our U.S. natural gas pipelines.
5Reflects earnings attributable to portions of TC PipeLines, LP that we do not own.
U.S. Natural Gas Pipelines segmented earnings and comparable EBIT increased by $64 million for the three months ended December 31, 2020 compared to the same period in 2019. A weaker U.S. dollar in fourth quarter 2020 had a negative impact on the Canadian dollar equivalent segmented earnings from our U.S. operations compared to the same period in 2019.
U.S. Natural Gas Pipelines comparable EBITDA increased by US$58 million for the three months ended December 31, 2020 compared to the same period in 2019 mainly due to lower operating costs across a number of pipelines.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization increased by US$2 million for the three months ended December 31, 2020 compared to the same period in 2019 mainly due to new projects placed in service.

TC ENERGY [16
FOURTH QUARTER 2020
Mexico Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the most directly comparable GAAP measure).

	three months ended December 31		year ended December 31
(millions of US$, unless otherwise noted)	2020	2019	2020	2019

Topolobampo	39	39	159	159
Tamazunchale	29	27	120	120
Mazatlán	17	18	70	70
Guadalajara	17	16	64	65
Sur de Texas[1]	26	25	171	43
Comparable EBITDA	128	125	584	457
Depreciation and amortization	(22)	(22)	(87)	(87)
Comparable EBIT	106	103	497	370
Foreign exchange impact	31	33	172	120
Comparable EBIT and segmented earnings (Cdn$)	137	136	669	490
1    Represents equity income from our 60 per cent interest and fees earned from the construction and operation of the pipeline.
Mexico Natural Gas Pipelines comparable EBIT and segmented earnings increased by $1 million for the three months ended December 31, 2020 compared to the same period in 2019. A weaker U.S. dollar in fourth quarter 2020 had a negative impact on the Canadian dollar equivalent segmented earnings from our Mexico operations compared to the same period in 2019.
Comparable EBITDA for Mexico Natural Gas Pipelines increased by US$3 million for the three months ended December 31, 2020 compared to the same period in 2019 mainly due to increased revenues.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization for the three months ended December 31, 2020 was consistent with the same period in 2019.

TC ENERGY [17
FOURTH QUARTER 2020
Liquids Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the most directly comparable GAAP measure).

	three months ended December 31		year ended December 31
(millions of $)	2020	2019	2020	2019

Keystone Pipeline System	361	371	1,474	1,654
Intra-Alberta pipelines[1]	23	28	92	137
Liquids marketing and other	24	73	134	401
Comparable EBITDA	408	472	1,700	2,192
Depreciation and amortization	(83)	(81)	(332)	(341)
Comparable EBIT	325	391	1,368	1,851
Specific items:
Gain on partial sale of Northern Courier	—	—	—	69
Risk management activities	(25)	(36)	(9)	(72)
Segmented earnings	300	355	1,359	1,848

Comparable EBIT denominated as follows:
Canadian dollars	88	84	345	356
U.S. dollars	182	233	762	1,127
Foreign exchange impact	55	74	261	368
Comparable EBIT	325	391	1,368	1,851
1    Intra-Alberta pipelines include Grand Rapids, White Spruce and Northern Courier. In July 2019, we sold an 85 per cent interest in Northern Courier and subsequent to the sale we apply equity accounting to our remaining 15 per cent investment.
Liquids Pipelines segmented earnings decreased by $55 million for the three months ended December 31, 2020 compared to the same period in 2019 and included unrealized losses from changes in the fair value of derivatives related to our liquids marketing business which have been excluded from our calculation of comparable EBIT and comparable earnings in both periods. In addition, a weaker U.S. dollar in fourth quarter 2020 had a negative impact on the Canadian dollar equivalent segmented earnings compared to the same period in 2019.
Comparable EBITDA for Liquids Pipelines decreased by $64 million for the three months ended December 31, 2020 compared to the same period in 2019. This was primarily due to lower contributions from liquids marketing activities mainly attributable to lower margins.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization for the three months ended December 31, 2020 was comparable to the same period in 2019.

TC ENERGY [18
FOURTH QUARTER 2020
Power and Storage
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the most directly comparable GAAP measure).

	three months ended December 31		year ended December 31
(millions of $)	2020	2019	2020	2019

Bruce Power[1]	100	149	439	527
Canadian Power[2]	49	57	213	285
Natural Gas Storage and other	12	4	25	20
Comparable EBITDA	161	210	677	832
Depreciation and amortization	(19)	(29)	(67)	(95)
Comparable EBIT	142	181	610	737
Specific items:
Loss on sale of Ontario natural gas-fired power plants	(93)	(77)	(414)	(279)
Gain on sale of Coolidge generating station	—	—	—	68
U.S. Northeast power marketing contracts	—	—	—	(8)
Risk management activities	(6)	(2)	(15)	(63)
Segmented earnings	43	102	181	455
1Includes our share of equity income from Bruce Power.
2Includes our Ontario natural gas-fired power plants until sold on April 29, 2020 and Coolidge generating station until sold in May 2019.
Power and Storage segmented earnings decreased by $59 million for the three months ended December 31, 2020 compared to the same period in 2019 and included the following specific items which have been excluded from comparable EBIT:
•a pre-tax loss of $93 million for the three months ended December 31, 2020 (pre-tax loss of $77 million for the three months ended December 31, 2019) related to the sale of our Ontario natural gas-fired power plants
•unrealized losses from changes in the fair value of derivatives used to reduce our exposure to certain commodity price risks.
Comparable EBITDA for Power and Storage decreased by $49 million for the three months ended December 31, 2020 compared to the same period in 2019 primarily due to the net effect of:
•the planned removal from service of Bruce Power Unit 6 on January 17, 2020 for its MCR program, partially offset by fewer planned outage days on the remaining units. Additional financial and operating information on Bruce Power is provided below
•lower Canadian Power earnings largely as a result of the sale of our Ontario natural gas-fired power plants on April 29, 2020, partially offset by improved results from our Alberta cogeneration plants
•higher contributions from Natural Gas Storage and other primarily due to the acquisition of the remaining 50 per cent ownership of TransCanada Turbines Ltd. on November 13, 2020.

TC ENERGY [19
FOURTH QUARTER 2020
DEPRECIATION AND AMORTIZATION
Depreciation and amortization decreased by $10 million for the three months ended December 31, 2020 primarily due to lower depreciation at our Alberta cogeneration plants due to a reassessment of the useful life of certain components performed in 2019.
BRUCE POWER
The following reflects our proportionate share of the components of comparable EBITDA and comparable EBIT.

	three months ended December 31		year ended December 31
(millions of $, unless otherwise noted)	2020	2019	2020	2019

Equity income included in comparable EBITDA and EBIT comprised of:
Revenues[1]	411	462	1,681	1,746
Operating expenses	(231)	(223)	(884)	(883)
Depreciation and other	(80)	(90)	(358)	(336)
Comparable EBITDA and EBIT[2]	100	149	439	527
Bruce Power – other information
Plant availability[3,4]	86%	85%	88%	84%
Planned outage days[4]	81	102	276	393
Unplanned outage days	8	1	36	58
Sales volumes (GWh)[2]	5,138	5,852	20,956	22,669
Realized power price per MWh[5]	$80	$78	$80	$76
1Net of amounts recorded to reflect operating cost efficiencies shared with the IESO.
2Represents our 48.4 per cent (2019 – 48.4 per cent) ownership interest in Bruce Power. Sales volumes include deemed generation and Unit 6 output until January 17, 2020 when its MCR program commenced.
3The percentage of time the plant was available to generate power, regardless of whether it was running.
4Excludes Unit 6 MCR outage days.
5Calculation based on actual and deemed generation. Realized power price per MWh includes realized gains and losses from contracting activities and cost flow-through items. Excludes unrealized gains and losses on contracting activities and non-electricity revenues.
Planned maintenance on Unit 8, which began in third quarter 2020, was completed in fourth quarter 2020.

TC ENERGY [20
FOURTH QUARTER 2020
Corporate
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented (losses)/ earnings (the most directly comparable GAAP measure).

	three months ended December 31		year ended December 31
(millions of $)	2020	2019	2020	2019

Comparable EBITDA and EBIT	(13)	(5)	(16)	(17)
Specific item:
Foreign exchange (losses)/ gains – inter-affiliate loans[1]	(137)	(64)	86	(53)
Segmented (losses)/ earnings	(150)	(69)	70	(70)
1    Reported in Income from equity investments in the Condensed consolidated statement of income.
Corporate segmented losses increased by $81 million for the three months ended December 31, 2020 compared to the same period in 2019 and included foreign exchange losses on our proportionate share of peso-denominated inter-affiliate loans to the Sur de Texas joint venture from its partners. These amounts are recorded in Income from equity investments and have been excluded from our calculation of comparable EBITDA and EBIT as they are fully offset by corresponding foreign exchange gains on the inter-affiliate loan receivable included in Interest income and other.
Comparable EBITDA for Corporate decreased by $8 million for the three months ended December 31, 2020 compared to the same period in 2019 primarily due to increased corporate expenses.
OTHER INCOME STATEMENT ITEMS
Interest expense

	three months ended December 31		year ended December 31
(millions of $)	2020	2019	2020	2019

Interest on long-term debt and junior subordinated notes
Canadian dollar-denominated	(174)	(158)	(685)	(598)
U.S. dollar-denominated	(315)	(337)	(1,302)	(1,326)
Foreign exchange impact	(96)	(108)	(446)	(434)
	(585)	(603)	(2,433)	(2,358)
Other interest and amortization expense	(20)	(40)	(89)	(161)
Capitalized interest	75	57	294	186
Interest expense	(530)	(586)	(2,228)	(2,333)

TC ENERGY [21
FOURTH QUARTER 2020
Interest expense decreased by $56 million for the three months ended December 31, 2020 compared to the same period in 2019 primarily due to the net effect of:
•higher capitalized interest related to Keystone XL, partially offset by lower capitalized interest due to the completion of Napanee construction in first quarter 2020 and the application of equity accounting to our Coastal GasLink LP investment upon the sale of a 65 per cent interest in the project in May 2020. The increase on Keystone XL is largely the result of additional capital expenditures along with the inclusion of previously impaired capital costs in the basis for calculating capitalized interest following our decision to proceed with construction of the Keystone XL pipeline. These legacy costs were not re-capitalized but were included for determining capitalized interest in accordance with GAAP
•lower interest rates on short-term borrowings
•foreign exchange impact from a weaker U.S. dollar on translation of U.S. dollar-denominated interest.
Allowance for funds used during construction

	three months ended December 31		year ended December 31
(millions of $)	2020	2019	2020	2019

Canadian dollar-denominated	23	52	106	203
U.S. dollar-denominated	56	49	182	205
Foreign exchange impact	16	16	61	67
Allowance for funds used during construction	95	117	349	475
AFUDC decreased by $22 million for the three months ended December 31, 2020 compared to the same period in 2019. The decrease in Canadian dollar-denominated AFUDC is primarily due to NGTL System expansion projects placed in service. The increase in U.S. dollar-denominated AFUDC for the three months ended December 31, 2020 is mainly attributable to our Columbia Gas growth projects, partially offset by the suspension of recording AFUDC on Tula, effective January 1, 2020, due to ongoing construction delays on the project.
Interest income and other

	three months ended December 31		year ended December 31
(millions of $)	2020	2019	2020	2019

Interest income and other included in comparable earnings	86	77	173	162
Specific items:
Foreign exchange gains /(losses) – inter-affiliate loan	137	64	(86)	53
Risk management activities	150	69	126	245
Interest income and other	373	210	213	460

TC ENERGY [22
FOURTH QUARTER 2020
Interest income and other increased by $163 million for the three months ended December 31, 2020 compared to the same period in 2019 and included the following specific items which have been removed from our calculation of Interest income and other included in comparable earnings:
•foreign exchange gains on the translation of the peso-denominated inter-affiliate loan receivable from the Sur de Texas joint venture at period end
•unrealized gains from changes in the fair value of derivatives used to manage our foreign exchange risk.
Interest income and other included in comparable earnings increased by $9 million for the three months ended December 31, 2020 compared to the same period in 2019 and was primarily due to the net effect of:
•realized gains in 2020 compared to realized losses in 2019 on derivatives used to manage our net exposure to foreign exchange rate fluctuations on U.S. dollar-denominated income
•lower interest income in 2020 related to the peso-denominated inter-affiliate loan receivable from the Sur de Texas joint venture due to lower interest rates and the foreign exchange impact of a weaker peso on the translation of interest income during the three months ended December 31, 2020.
Our proportionate share of the corresponding foreign exchange gains and losses and interest expense on the peso-denominated inter-affiliate loans to the Sur de Texas joint venture from its partners is reflected in Income from equity investments in the Corporate and Mexico Natural Gas Pipelines segments, respectively, resulting in no impact on net income.
Income tax expense

	three months ended December 31		year ended December 31
(millions of $)	2020	2019	2020	2019

Income tax expense included in comparable earnings	(134)	(211)	(654)	(898)
Specific items:
Income tax valuation allowance releases	18	195	299	195
Loss on sale of Columbia Midstream assets	18	(19)	18	(173)
Loss on sale of Ontario natural gas-fired power plants	12	16	131	85
Gain on partial sale of Coastal GasLink LP	—	—	38	—
Gain on partial sale of Northern Courier	—	—	—	46
Alberta corporate income tax rate reduction	—	—	—	32
U.S. Northeast power marketing contracts	—	—	—	2
Gain on sale of Coolidge generating station	—	—	—	(14)
Risk management activities	(30)	(8)	(26)	(29)
Income tax expense	(116)	(27)	(194)	(754)
Income tax expense increased by $89 million for the three months ended December 31, 2020 compared to the same period in 2019 and included the following specific items which have been removed from our calculation of Income tax expense included in comparable earnings:
•an income tax valuation allowance release of $18 million in 2020 ($195 million in the three months ended December 31, 2019) related to certain prior years' U.S. tax losses resulting from our reassessment of deferred tax assets that are more likely than not to be realized
•an $18 million income tax recovery in 2020 ($19 million income tax expense for the three months ended December 31, 2019) related to state income taxes on the sale of certain Columbia Midstream assets
•a $12 million income tax recovery in 2020 ($16 million income tax recovery for the three months ended December 31, 2019) related to the loss on sale of our Ontario natural gas-fired power plants.

TC ENERGY [23
FOURTH QUARTER 2020
Income tax expense included in comparable earnings decreased by $77 million for the three months ended December 31, 2020 compared to the same period in 2019 and was mainly due to lower flow-through income taxes on Canadian rate-regulated pipelines and higher foreign tax rate differentials.
On December 9, 2020, the Government of Alberta enacted the reduction of the corporate income tax rate to eight per cent to become effective July 1, 2020. This change did not have a material impact on our Condensed consolidated financial statements for the year ended December 31, 2020.
Net income attributable to non-controlling interests

	three months ended December 31		year ended December 31
(millions of $)	2020	2019	2020	2019

Net income attributable to non-controlling interests	(69)	(76)	(297)	(293)
Net income attributable to non-controlling interests for the three months ended December 31, 2020 decreased by $7 million primarily due to a net loss attributable to redeemable non-controlling interest which includes a foreign currency translation loss and return accrual in 2020.
Preferred share dividends

	three months ended December 31		year ended December 31
(millions of $)	2020	2019	2020	2019

Preferred share dividends	(39)	(41)	(159)	(164)
CASH PROVIDED BY OPERATING ACTIVITIES

	three months ended December 31		year ended December 31
(millions of $)	2020	2019	2020	2019

Net cash provided by operations	1,939	1,826	7,058	7,082
Increase /(decrease) in operating working capital	140	36	327	(293)
Funds generated from operations	2,079	1,862	7,385	6,789
Specific items:
Current income tax expense on sale of Columbia Midstream assets	—	(37)	—	320
U.S. Northeast power marketing contracts	—	—	—	8
Comparable funds generated from operations	2,079	1,825	7,385	7,117
NET CASH PROVIDED BY OPERATIONS
Net cash provided by operations increased by $113 million for the three months ended December 31, 2020 compared to the same period in 2019 primarily due to higher funds generated by operations, partially offset by the amount and timing of working capital changes and a current income tax recovery related to the sale of certain Columbia Midstream assets in 2019.
COMPARABLE FUNDS GENERATED FROM OPERATIONS
Comparable funds generated from operations increased by $254 million for the three months ended December 31, 2020 compared to the same period in 2019 primarily due to higher comparable earnings, the recovery of higher depreciation on the NGTL System, and the collection of Coastal GasLink development fee revenue.

TC ENERGY [24
FOURTH QUARTER 2020
Condensed consolidated statement of income

	three months ended December 31		year ended December 31
(unaudited - millions of Canadian $, except per share amounts)	2020	2019	2020	2019

Revenues
Canadian Natural Gas Pipelines	1,188	1,071	4,469	4,010
U.S. Natural Gas Pipelines	1,286	1,287	5,031	4,978
Mexico Natural Gas Pipelines	154	148	716	603
Liquids Pipelines	544	646	2,371	2,879
Power and Storage	125	111	412	785
	3,297	3,263	12,999	13,255
Income from Equity Investments	85	225	1,019	920
Operating and Other Expenses
Plant operating costs and other	1,049	1,094	3,878	3,913
Commodity purchases resold	—	—	—	365
Property taxes	178	181	727	727
Depreciation and amortization	652	625	2,590	2,464
	1,879	1,900	7,195	7,469
Net Loss on Assets Sold/Held for Sale	(93)	(77)	(50)	(121)
Financial Charges
Interest expense	530	586	2,228	2,333
Allowance for funds used during construction	(95)	(117)	(349)	(475)
Interest income and other	(373)	(210)	(213)	(460)
	62	259	1,666	1,398
Income before Income Taxes	1,348	1,252	5,107	5,187
Income Tax Expense
Current	(35)	(25)	252	699
Deferred	151	52	(58)	55
	116	27	194	754
Net Income	1,232	1,225	4,913	4,433
Net income attributable to non-controlling interests	69	76	297	293
Net Income Attributable to Controlling Interests	1,163	1,149	4,616	4,140
Preferred share dividends	39	41	159	164
Net Income Attributable to Common Shares	1,124	1,108	4,457	3,976
Net Income per Common Share
Basic	$1.20	$1.18	$4.74	$4.28
Diluted	$1.20	$1.18	$4.74	$4.27
Dividends Declared per Common Share	$0.81	$0.75	$3.24	$3.00
Weighted Average Number of Common Shares (millions)
Basic	940	937	940	929
Diluted	940	938	940	931

TC ENERGY [25
FOURTH QUARTER 2020
Condensed consolidated statement of cash flows

	three months ended December 31		year ended December 31
(unaudited - millions of Canadian $)	2020	2019	2020	2019

Cash Generated from Operations
Net income	1,232	1,225	4,913	4,433
Depreciation and amortization	652	625	2,590	2,464
Deferred income taxes	151	52	(58)	55
Income from equity investments	(85)	(225)	(1,019)	(920)
Distributions received from operating activities of equity investments	321	325	1,123	1,213
Employee post-retirement benefits funding, net of expense	(13)	(18)	(19)	(45)
Net loss on assets sold/held for sale	93	77	50	121
Equity allowance for funds used during construction	(67)	(74)	(235)	(299)
Unrealized gains on financial instruments	(113)	(56)	(103)	(134)
Foreign exchange (gains)/ losses on Loan receivable from affiliate	(137)	(64)	86	(53)
Other	45	(5)	57	(46)
(Increase)/ decrease in operating working capital	(140)	(36)	(327)	293
Net cash provided by operations	1,939	1,826	7,058	7,082
Investing Activities
Capital expenditures	(1,964)	(2,064)	(8,013)	(7,475)
Capital projects in development	—	(142)	(122)	(707)
Contributions to equity investments	(267)	(149)	(765)	(602)
Proceeds from sale of assets, net of transaction costs	—	—	3,407	2,398
Acquisition	(88)	—	(88)	—
Other distributions from equity investments	—	—	—	186
Payment for unredeemed shares of Columbia Pipeline Group, Inc.	—	(373)	—	(373)
Loan to affiliate, net	250	—	—	—
Deferred amounts and other	(112)	(145)	(471)	(299)
Net cash used in investing activities	(2,181)	(2,873)	(6,052)	(6,872)
Financing Activities
Notes payable issued /(repaid), net	2,545	2,344	(220)	1,656
Long-term debt issued, net of issue costs	199	9	5,770	3,024
Long-term debt repaid	(1,736)	(1,667)	(3,977)	(3,502)
Junior subordinated notes (repaid)/ issued, net of issue costs	—	(5)	—	1,436
Loss on settlement of financial instruments	—	—	(130)	—
Dividends on common shares	(761)	(454)	(2,987)	(1,798)
Dividends on preferred shares	(38)	(40)	(159)	(160)
Distributions to non-controlling interests	(54)	(52)	(221)	(216)
Contributions from redeemable non-controlling interest	455	—	1,033	—
Common shares issued, net of issue costs	5	11	91	253
Net cash provided by /(used in) financing activities	615	146	(800)	693
Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	(35)	(5)	(19)	(6)
Increase /(Decrease) in Cash and Cash Equivalents	338	(906)	187	897
Cash and Cash Equivalents
Beginning of period	1,192	2,249	1,343	446
Cash and Cash Equivalents
End of period	1,530	1,343	1,530	1,343

TC ENERGY [26
FOURTH QUARTER 2020
Condensed consolidated balance sheet

	(unaudited - millions of Canadian $)	December 31, 2020	December 31, 2019

	ASSETS
	Current Assets
	Cash and cash equivalents	1,530	1,343
	Accounts receivable	2,162	2,422
	Inventories	629	452
	Assets held for sale	—	2,807
	Other current assets	880	627
		5,201	7,651
Plant, Property and Equipment	net of accumulated depreciation of $29,597 and $27,318, respectively	69,775	65,489
	Loan Receivable from Affiliate	1,338	1,434
	Equity Investments	6,677	6,506
	Restricted Investments	1,898	1,557
	Regulatory Assets	1,753	1,587
	Goodwill	12,679	12,887
	Other Long-Term Assets	979	2,168
		100,300	99,279
	LIABILITIES
	Current Liabilities
	Notes payable	4,176	4,300
	Accounts payable and other	3,816	4,544
	Redeemable non-controlling interest	633	—
	Dividends payable	795	737
	Accrued interest	595	613
	Current portion of long-term debt	1,972	2,705
		11,987	12,899
	Regulatory Liabilities	4,148	3,772
	Other Long-Term Liabilities	1,475	1,614
	Deferred Income Tax Liabilities	5,806	5,703
	Long-Term Debt	34,913	34,280
	Junior Subordinated Notes	8,498	8,614
		66,827	66,882
	Redeemable Non-Controlling Interest	393	—
	EQUITY
	Common shares, no par value	24,488	24,387
Issued and outstanding:	December 31, 2020 – 940 million shares
	December 31, 2019 – 938 million shares
	Preferred shares	3,980	3,980
	Additional paid-in capital	2	—
	Retained earnings	5,367	3,955
	Accumulated other comprehensive loss	(2,439)	(1,559)
	Controlling Interests	31,398	30,763
	Non-controlling interests	1,682	1,634
		33,080	32,397
		100,300	99,279

TC ENERGY [27
FOURTH QUARTER 2020
Segmented information

three months ended December 31, 2020	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	1,188	1,286	154	544	125	—		3,297
Intersegment revenues	—	39	—	—	13	(52)	[2]	—
	1,188	1,325	154	544	138	(52)		3,297
Income /(loss) from equity investments	7	68	28	19	100	(137)	[3]	85
Plant operating costs and other	(448)	(386)	(16)	(156)	(82)	39	[2]	(1,049)
Property taxes	(65)	(88)	—	(24)	(1)	—		(178)
Depreciation and amortization	(332)	(189)	(29)	(83)	(19)	—		(652)
Net loss on sale of assets	—	—	—	—	(93)	—		(93)
Segmented Earnings /(Losses)	350	730	137	300	43	(150)		1,410
Interest expense								(530)
Allowance for funds used during construction								95
Interest income and other[3]								373
Income before Income Taxes								1,348
Income tax expense								(116)
Net Income								1,232
Net income attributable to non-controlling interests								(69)
Net Income Attributable to Controlling Interests								1,163
Preferred share dividends								(39)
Net Income Attributable to Common Shares								1,124
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3Income /(loss) from equity investments includes the Company's proportionate share of Sur de Texas foreign exchange losses and gains on the peso-denominated loans from affiliates which are fully offset in Interest income and other by the corresponding foreign exchange gains and losses on the affiliate receivable balance.

TC ENERGY [28
FOURTH QUARTER 2020

three months ended December 31, 2019	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	1,071	1,287	148	646	111	—		3,263
Intersegment revenues	—	41	—	—	4	(45)	[2]	—
	1,071	1,328	148	646	115	(45)		3,263
Income /(loss) from equity investments	4	68	34	24	159	(64)	[3]	225
Plant operating costs and other	(388)	(454)	(17)	(210)	(65)	40	[2]	(1,094)
Property taxes	(69)	(87)	—	(24)	(1)	—		(181)
Depreciation and amortization	(297)	(189)	(29)	(81)	(29)	—		(625)
Net loss on assets sold/held for sale	—	—	—	—	(77)	—		(77)
Segmented Earnings /(Losses)	321	666	136	355	102	(69)		1,511
Interest expense								(586)
Allowance for funds used during construction								117
Interest income and other[3]								210
Income before Income Taxes								1,252
Income tax expense								(27)
Net Income								1,225
Net income attributable to non-controlling interests								(76)
Net Income Attributable to Controlling Interests								1,149
Preferred share dividends								(41)
Net Income Attributable to Common Shares								1,108
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3Income /(loss) from equity investments includes the Company's proportionate share of Sur de Texas foreign exchange losses and gains on the peso-denominated loans from affiliates which are fully offset in Interest income and other by the corresponding foreign exchanges gains and losses on the affiliate receivable balance.

TC ENERGY [29
FOURTH QUARTER 2020

year ended December 31, 2020	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	4,469	5,031	716	2,371	412	—		12,999
Intersegment revenues	—	165	—	—	20	(185)	[2]	—
	4,469	5,196	716	2,371	432	(185)		12,999
Income from equity investments	12	264	127	75	455	86	[3]	1,019
Plant operating costs and other	(1,631)	(1,485)	(57)	(654)	(220)	169	[2]	(3,878)
Property taxes	(284)	(337)	—	(101)	(5)	—		(727)
Depreciation and amortization	(1,273)	(801)	(117)	(332)	(67)	—		(2,590)
Net gain /(loss) on sale of assets	364	—	—	—	(414)	—		(50)
Segmented Earnings	1,657	2,837	669	1,359	181	70		6,773
Interest expense								(2,228)
Allowance for funds used during construction								349
Interest income and other[3]								213
Income before Income Taxes								5,107
Income tax expense								(194)
Net Income								4,913
Net income attributable to non-controlling interests								(297)
Net Income Attributable to Controlling Interests								4,616
Preferred share dividends								(159)
Net Income Attributable to Common Shares								4,457
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3Income from equity investments includes the Company's proportionate share of Sur de Texas foreign exchange gains and losses on the peso-denominated loans from affiliates which are fully offset in Interest income and other by the corresponding foreign exchange losses and gains on the affiliate receivable balance.

TC ENERGY [30
FOURTH QUARTER 2020

year ended December 31, 2019	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	4,010	4,978	603	2,879	785	—		13,255
Intersegment revenues	—	164	—	—	19	(183)	[2]	—
	4,010	5,142	603	2,879	804	(183)		13,255
Income /(loss) from equity investments	12	264	56	70	571	(53)	[3]	920
Plant operating costs and other	(1,473)	(1,581)	(54)	(728)	(243)	166	[2]	(3,913)
Commodity purchases resold	—	—	—	—	(365)	—		(365)
Property taxes	(275)	(345)	—	(101)	(6)	—		(727)
Depreciation and amortization	(1,159)	(754)	(115)	(341)	(95)	—		(2,464)
Net gain /(loss) on assets sold/held for sale	—	21	—	69	(211)	—		(121)
Segmented Earnings /(Losses)	1,115	2,747	490	1,848	455	(70)		6,585
Interest expense								(2,333)
Allowance for funds used during construction								475
Interest income and other[3]								460
Income before Income Taxes								5,187
Income tax expense								(754)
Net Income								4,433
Net income attributable to non-controlling interests								(293)
Net Income Attributable to Controlling Interests								4,140
Preferred share dividends								(164)
Net Income Attributable to Common Shares								3,976
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3Income /(loss) from equity investments includes the Company's proportionate share of Sur de Texas foreign exchange losses and gains on the peso-denominated loans from affiliates which are fully offset in Interest income and other by the corresponding foreign exchange gains and losses on the affiliate receivable balance.
TOTAL ASSETS BY SEGMENT

(unaudited - millions of Canadian $)	December 31, 2020	December 31, 2019

Canadian Natural Gas Pipelines	22,852	21,983
U.S. Natural Gas Pipelines	43,217	41,627
Mexico Natural Gas Pipelines	7,215	7,207
Liquids Pipelines	16,744	15,931
Power and Storage	5,062	7,788
Corporate	5,210	4,743
	100,300	99,279